

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2011

Worthington Industries, Inc.
B. Andrew Rose, Vice President and CFO
200 Old Wilson Bridge Road
Columbus, OH 43085

      Re: **Worthington Industries, Inc.**
             Form 10-K for the year ended May 31, 2010 filed July 30, 2010
             File No. 1-8399

Dear Mr. Rose:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

You may contact Mindy Hooker at (202) 551-3732 or Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 with any questions.

                  Sincerely,

                  John Cash
                  Branch Chief